CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION
REQUESTED BY RALCORP HOLDINGS, INC.
February 16, 2010
VIA FACSIMILE (703-813-6982) AND
VIA HAND DELIVERY
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: Ann Nguyen Parker
                Branch Chief, Division of Corporation Finance

Re:	Ralcorp Holdings, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed November 30, 2009 Schedule 14A Filed December 1, 2009 File No. 1-12619
Dear Ms. Parker:
          I am writing this letter on behalf of Ralcorp Holdings, Inc. (the “Company”) in response to the comment letter of the Staff of the Commission dated February 2, 2010 regarding the above-referenced reports filed by the Company. This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.
Form 10-K for the Fiscal Year Ended September 30, 2009
Financial Statements and Supplementary Data, Page 29
Notes to Consolidated Financial Statements, page 35
Note 19 — Segment Information, page 57
1.	We note your responses to comments three and four of our letter dated January 13, 2010. In reviewing the financial data submitted in connection with your responses, we note that your CODM receives discreet financial data with respect to Post and Ralston Foods. In this regard, we note that your submission on January 19, 2010 included financial summaries of Post and Ralcorp Holdings for applicable periods while your submission on January 21, 2010 contained much of the same information in graph format. Please explain to us whether you believe that Cereals represents a single operating segment, or if Post and Ralston Foods represent separate operating segments that can be aggregated. If you believe that Cereals represents a single operating

U.S. Securities and Exchange Commission
February 16, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION REQUESTED BY RALCORP
HOLDINGS, INC.
segment, explain how you have considered the definition of operating segments in ASC 280-10-50-1 and the graphical presentation of sales, cost of sales and gross profit provided for both Post and Ralcorp Holdings in your most recent CODM report. Alternatively, if you believe that Post and Ralston Foods represent separate operating segments that can be aggregated, explain to us how you have considered the aggregation criteria of ASC paragraph 280-10-50-11 and the quantitative threshold guidance of ASC paragraphs 280-10-50-12 through 280-10-50-19.
          Response: The Company’s cereal operations are organized into two components: one, Post Foods, is the Post branded sales, marketing, and branded product development group; and the other, Ralston Foods, is the total cereal operations (order processing, production planning, production, warehousing and distribution, quality assurance) as well as the private label (store brand) sales and marketing operation. The Company believes its operations doing business as Post Foods and Ralston Foods, which the Company has been integrating since the acquisition of Post Foods in August 2008, are a single operating segment (presented as Cereals) consistent with the guidance outlined in ASC paragraphs 280-10-50-1 through 50-9. Specifically, Cereals is an operating segment for the following reasons:
•	it is engaged in business activities from which it earns revenues and incurs expenses;

•	its combined operating results are regularly reviewed by the Company’s chief operating decision maker (CODM) in making decisions about resources to be allocated to it and to assess its performance;

•	its financial information is sufficiently discrete to allow for a meaningful review of its financial position, results of operations and cash flows;

•	the nature of the business activities within its individual operations are similar to each other but distinct from those included in the Company’s other operating segments;

•	the Company’s management structure supports this grouping; and

•	it is consistent with the standard level of information presented to the Company’s board of directors.
          The financial reporting for the Cereals operating segment is presently in transition. Because of the magnitude and complexity of the Post Foods acquisition and related integration efforts and because of the need to quantify the effects of that acquisition in analyses of changes from comparative periods, separate financial information was reported to the Company’s board of directors and CODM, as shown in the Company’s primary internal financial reporting package for the period ended September 30, 2009 (submitted to the Staff on January 19, 2010 under separate confidential cover). For the same reasons, the Company disclosed separate Post Foods net sales, operating profit, depreciation and amortization under the heading “Cereals” on page 21 of its Annual Report on Form 10-K for that period (the “2009 Annual Report”). Beginning with the reporting package for the period ended December 31, 2009 (submitted to the Staff on January 21, 2010 under separate confidential cover), most information is presented on a Cereals segment basis. The remaining exception is certain graphical information with respect to sales, cost of sales and gross profit shown separately for Post Foods and Ralston Foods. This separate information has been presented to the board of directors in order to more closely monitor trends in the Company’s marketing and sales efforts with respect to the segment’s store brand and branded products

RAHOO2

U.S. Securities and Exchange Commission
February 16, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION REQUESTED BY RALCORP
HOLDINGS, INC.
during the integration. In addition, from time to time, management has provided the board of directors with additional detailed information related to the continuing integration of the Post Foods acquisition and the expected synergies resulting from that transaction. The Company believes this information has been useful to management and the board of directors as they have evaluated and monitored the integration of Post Foods into the Company’s Cereals segment. This level of detail will be eliminated from top level financial reports (including information provided in Confidential Supplements A and B as discussed below) by the end of this fiscal year as the integration of the Post Foods acquisition winds down and a full year of combined results is available for financial comparisons for internal and external reporting purposes.
          Notwithstanding the existence of certain separate financial information, the Company believes that the presentation of Cereals as an operating segment could be further supported by the aggregation criteria in ASC paragraph 280-10-50-11 as follows:
•	Similar economic characteristics – As discussed further below, the economic characteristics of Ralston Foods and Post Foods are similar based on key financial measures adjusted to allow for historical differences in the manner in which these components were developed by the Company. Because they operate in the cereal category and share similar risks and growth opportunities, they can be expected to have essentially the same future prospects.

•	Similar nature of the products and services – Post Foods and Ralston Foods are engaged in the business of manufacturing, packaging, marketing, selling and distributing various types of cereal products, unlike any of the Company’s other businesses, as described in the Company’s 2009 Annual Report under the heading “Businesses” beginning on page 4. The products sold by Post Foods and Ralston Foods consist primarily of ready-to-eat cereals including branded products (primarily under the Post brand) or the brands of our retail partners. A majority of Ralston Foods’ ready-to-eat cereal products are emulations of branded products, including Post products.

•	Similar nature of the production processes – Cereals for both Post Foods and Ralston Foods are produced at nine facilities, some of which are shared by Post Foods and Ralston Foods (for similar individual products), using similar production processes and equipment. All cereal production facilities are under the supervision of the same individual.

•	Similar type or class of customer for their products – Post Foods and Ralston Foods cereal products are sold to a similar customer base, often to the same individual at a retailer. In fact, most of the top ten customers for Post Foods products are also in the top ten for Ralston Foods products.

•	Similar methods used to distribute their products – Post Foods cereal products and Ralston Foods cereal products are distributed using common warehouses, are shipped to retail customers on the same trucks and are often placed next to each other in retail outlets.

•	Similar nature of the regulatory environment – Because both are cereal producers substantially operating in the United States (with only minor Post operations in Canada), Post Foods and Ralston Foods are subject to similar regulatory environments.

RAHOO3

U.S. Securities and Exchange Commission
February 16, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION REQUESTED BY RALCORP
HOLDINGS, INC.
          These operations are also co-mingled or are similar in a number of ways not discussed above. In addition to shared production facilities, Post Foods and Ralston Foods share many services, including demand and revenue management (production planning and customer service), warehousing and distribution, quality assurance and cereal category management. All of these services are under the direction of the same individual. Again, being cereal operations, the Company believes Post Foods and Ralston Foods have identical risk factors, including the cost and availability of identical raw materials, food product liability, negative competitor activity within the cereal category, loss of a major customer, changes in consumer preferences, labor issues, and other factors.
          When assessing the economic similarities of Ralston Foods and Post Foods, management primarily assesses operating income margin and return on sales, as management does not believe that gross margin provides an accurate representation of the economic performance of Post Foods due to the significant advertising and consumer spending that is needed to support the Post Foods brands. Additionally, the cost of purchasing/utilizing the Post brands is not reflected in the GAAP results of the Post Foods business due to the fact that these intangible assets were deemed to have indefinite lives (at acquisition, the fair market value of these brands was determined to be in excess of $700 million). When an economic value is assigned to the use of these brands and considered in the calculation of returns on sales and operating income margins, the resulting ratios for Post Foods and Ralston Foods are comparable and are expected to remain comparable over the long-term. For each of the periods analyzed, the corresponding ratios for the two components were within 3 percentage points of each other and the operating income margin for one was within 88% to 114% of the same margin for the other (and sometimes much closer). As such, in applying the guidance in ASC paragraph 280-10-50-11, the Company determined that these two components do exhibit similar economic characteristics.
          For the reasons set forth above, the Company believes it is appropriate to present Post Foods and Ralston Foods as a single operating segment. This operating segment exceeds the quantitative thresholds identified in ASC paragraph 280-10-50-12 and is therefore a reportable segment. Furthermore, the Company believes that its presentation of the Cereals segment, along with its presentation of the Snacks, Sauces & Spreads segment and the Frozen Bakery Products segment, meets the overall objective of ASC Topic 280. The Company’s segment presentation provides the users of the Company’s financial statements with information about the different types of business activities in which it is engaged and the different economic environments in which it operates and is sufficient to allow the users of its financial information to understand the Company’s performance, assess its prospects for future cash flows and make informed judgments about the Company as a whole in a manner consistent with the way our CODMs manage the business.
2.	Provide to us a copy of the operational and financial information provided to your board of directors with respect to Ralston Foods and Post as well as your other segments.
          Response: Under separate confidential cover and in response to the Staff’s letter dated January 13, 2010, the Company previously provided copies of its internal financial reporting packages for the periods ended September 30, 2009 and December 31, 2009. Those materials are representative of the financial information provided to the board of directors for its review. In addition, during regularly scheduled board meetings, the board of directors receives a report from each of Messrs. Skarie and Hunt

RAHOO4

U.S. Securities and Exchange Commission
February 16, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION REQUESTED BY RALCORP
HOLDINGS, INC.
as well as each segment president. These reports, which may be accompanied by slides and other verbal discussions, include detailed operational information which may include budget reviews, analyses of variances of actual results to budget and to prior year results, strategic initiatives, new product developments and capital projects. Please see the response to comment one for information on why Post Foods and Ralston Foods are currently separate line items. Examples of these reports are attached as Confidential Supplement A and provided under separate cover.
3.	Describe your organizational structure with respect to each of your businesses including Bremner, Carriage House, Nutcracker, Ralston Foods, Post, and Frozen Bakery. As part of your response, identify managers who report directly to Mr. Hunt and Mr. Skarie. In connection with this, please provide us with an organization chart.
          Response: Bremner, Nutcracker and Carriage House are included in the Company’s Snacks, Sauces & Spreads segment. Mr. Richard R. Koulouris is President of Bremner, Nutcracker and Carriage House and reports directly to Mr. Hunt, who in addition to his other responsibilities, also acts as chief executive officer of Bremner, Nutcracker and Carriage House. Mr. Charles G. Huber is President of Ralcorp Frozen Bakery Products, which comprises the Company’s Frozen Bakery Products segment. Mr. Huber reports directly to Mr. Hunt. The Company’s Cereals segment is comprised of Ralston Foods and Post Foods. Mr. Ronald D. Wilkinson is President of Ralston Foods and reports directly to Mr. Skarie, who in addition to his other responsibilities, also acts as chief executive officer of Ralston Foods. Additionally, since the previous President of Post Foods resigned in November 2009, Mr. Skarie has also been acting as interim President of Post Foods. An active search for a new President of Post Foods is in process. An organizational chart is attached as Exhibit A.
4.	Describe for us the process through which Mr. Hunt and Mr. Skarie regularly review operating results with the managers who report directly to them. As part of your response, tell us if they receive supplemental information in addition to the data you provided to us on January 21, 2010 in connection with this review process. Provide us with example copies of any such reports.
          Response: Messrs. Hunt and Skarie have regular access to each of the individuals who report directly to them to discuss certain ongoing financial, operational or other issues affecting the Company’s various businesses. On a monthly basis, the presidents of each of the Company’s businesses present certain financial, operational and other information related to their respective businesses to management including Messrs. Hunt and Skarie. Monthly financial, operational or other information may include, for each component, the following:
•	sales on a dollar and volume basis, by channel and product category;

•	gross margin and contribution margin;

•	analyses of actual results to budget and prior year results; and

•	updates with respect to major new products, customers, marketing strategies, sales initiatives, operational achievements and personnel.
          Examples of these monthly reports are attached as Confidential Supplement B and provided under separate cover. As noted in the response to comment one above, the financial reporting for Cereals

RAHOO5

U.S. Securities and Exchange Commission
February 16, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION REQUESTED BY RALCORP
HOLDINGS, INC.
is in transition. Although separate information has been presented for Post Foods because of the magnitude and complexity of the acquisition and related integration efforts and because of the need to quantify the effects of that acquisition in analyses of changes from comparative periods, reports are being modified to eliminate this supplemental information as the integration winds down and a full year of combined results is available for financial comparisons. This transition is expected to be completed by the end of this fiscal year.
          In addition to the above-mentioned regular financial and operational updates, Messrs. Hunt and Skarie may review other information at varying levels of detail, including by segment, by business, by plant, by customer or by channel on an as needed basis in the regular performance of their respective responsibilities.

          In connection with the foregoing, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          The Company has provided supplemental information on Confidential Supplements A and B under separate cover in paper form. Confidential Supplements A and B are confidential and are being provided under Rule 12b-4 of the Securities Exchange Act of 1934, as amended. As such, the Company respectfully requests that this information be returned to the Company when the Staff has finished its review. In the event that the Staff determines not to return Confidential Supplements A and B, the Company has concurrently requested confidential treatment for Confidential Supplements A and B pursuant to 17 C.F.R. §200.83. Accordingly, this response letter is being filed via hand delivery and facsimile and not via EDGAR. A redacted copy has been filed via EDGAR.
          I appreciate your prompt review and look forward to hearing from you with respect to the foregoing responses. If you have any questions or if you require any additional information with respect to these matters, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748.

RAHOO6

U.S. Securities and Exchange Commission
February 16, 2010

CONFIDENTIAL TREATMENT FOR CERTAIN INFORMATION REQUESTED BY RALCORP
HOLDINGS, INC.

Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and Secretary

w/ encl.

cc:	John Cannarella Brad Skinner U.S. Securities and Exchange Commission

Thomas G. Granneman Kevin J. Hunt David P. Skarie

RAHOO7

Exhibit A

RALCORP
D. Skarie & K. Hunt
(Co-Ceo's & CODM)
Cereals
Mr. D. Skarie
Snacks, Sauces and Spreads
Mr. R. Koulouris
(President)
Ralcorp Frozen Bakery Products
Mr. C. Huber
(President)
Post Foods
Mr. D. Skarie
(Interim President)
Ralston Foods
Mr. R. Wilkinson
(President)
Nutcracker
Bremner
Carriage House

RAH008

Exhibit A RAH008